Exhibit 99.1

PRESS RELEASE

PHAXIAM Therapeutics announces a reverse share split of

its shares

Reverse share split by the exchange of ten (10) existing shares with a par value of ten-euro cents (€0.10) for one (1) new share with a par value of one euro (€1)

Publication of the reverse share split notice in the BALO: July 31st, 2023

Start of the reverse share split: August 16th, 2023

Effective date of the reverse share split (listing of new shares): September 18th, 2023

Lyon (France) and Cambridge (MA, US), July 27th, 2023 - PHAXIAM Therapeutics (Nasdaq & Euronext: PHXM) (the “Company”), today announces the implementation of the reverse share split of the shares composing the Company’s share capital, by decision of the Chief Executive Officer on July 27th, 2023, following the sub-delegation granted by the Board of Directors on June 23rd, 2023, taken in accordance with the twenty-third extraordinary resolution of the General Shareholders’ Meeting of June 23rd, 2023.

REVERSE SHARE SPLIT OF THE COMPANY’S SHARES

The reverse share split will result in the exchange of ten (10) existing shares with a par value of ten-euro cents (€0.10) (the “Existing Shares”) for one (1) new share with a par value of one euro (€1) (a “New Share”).

This reverse share split will have no impact on the Company’s share capital and will result in the division of the number of shares outstanding by ten (10).

Terms of the implementation of the reverse share split

All the terms and conditions of the reverse share split were decided by the Chief Executive Officer on July 27th, 2023, pursuant to the sub-delegation granted by the Board of Directors on June 23rd, 2023, and are detailed in the reverse share split notice published in the Bulletin des Annonces Légales Obligatoires (BALO) on July 31st, 2023.

Date of beginning of the reverse share split: August 16th, 2023

Basis of the reverse share split: exchange of ten (10) Existing Shares with a par value of ten-euro cents (€0.10) for one (1) New Share with a par value of one euro (€1) and current dividend rights.

Suspension of the exercise of rights or securities: the exercise of rights or securities conferring access to the share capital is suspended from August 16th, 2023, to September 15th, 2023 (inclusive).

Number of Existing Shares subject to the reverse share-split: sixty million seven hundred and fifty-one thousand and fifty-four (60,751,054) shares, each with a par value of ten-euro cents (€0.10).

Number of New Shares to be issued as a result of the reverse share split: six million seventy-five thousand one hundred and five (6,075,105) shares with a par value of one euro (€1) each.

The number of New Shares resulting from the reverse stock split may be adjusted in the event that holders of rights or securities giving access to the share capital exercise them outside the period of suspension of their right to exercise.

The definitive number of New Shares to be issued as a result of the reverse share split will be recorded by the Company’s Board of Directors or by the Chief Executive Officer at the end of the reverse share split.

Exchange period: from August 16th, 2023 to September 15th, 2023.

Whole securities: the conversion of Existing Shares into New Shares will be carried out according to the automatic procedure (procedure d’office).

Fractional shares: shareholders who do not hold a number of Existing Shares corresponding to a whole number of New Shares must personally purchase or sell the fractional Existing Shares in order to obtain a multiple of ten (10) until September 15th, 2023. After this deadline, shareholders who have not been able to obtain a number of shares in multiples of ten (10) will be compensated by their financial intermediary in accordance with articles L. 228-6-1 and R. 228-12 of the French Commercial Code and market practice.

The non-consolidated Existing Shares will be delisted at the end of the exchange period.

Voting rights: during the exchange period referred to above, dividend rights and voting rights attached to the New Shares and Existing Shares will be proportional to their respective par values, it being specified that:

New shares with a par value of one euro (€1) will immediately carry double voting rights, provided they are held in registered form, if at the date of the reverse share split the existing shares with a par value of €0.10 from which they were issued carried double voting rights in accordance with the provisions of the Company’s bylaws; in the event of a reverse share split of existing shares with a par value of €0.10 which have been registered in different dates, the period used to determine double voting rights will be deemed to begin on the most recent date on which the existing shares are registered;

at the end of the exchange period, the non-consolidated shares will lose their voting rights and will no longer be included in the calculation of the quorum, and their rights to future dividends will be suspended, it being specified that the New Shares will then entitle their holders to one vote each.

Centralization: All transactions relating to the reverse share split will take place with Société Générale Securities Services, 32 rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3, appointed as agent for the centralization of reverse share split transactions.

The Existing Shares subject to the reverse share split will be admitted to trading on the regulated market of Euronext Paris under ISIN code FR0011471135, until September 15th, 2023, the last day of trading.

The New Shares resulting from the reverse share split will be admitted to trading on the regulated market of Euronext in Paris from September 18th, 2023, the first day of trading, and will be assigned a new ISIN code.

Adjustment of the exercise parity of rights or securities giving access to the capital: a subsequent notice will be published in the Bulletin des Annonces Légales et Obligatoires (BALO) to specify the terms of adjustment of the rights of holders of rights or securities giving access to the capital.

Indicative timetable:

July 31st, 2023	Publication of the reverse share split notice in the Bulletin des Annonces Légales Obligatoires

August 16th, 2023	Start of reverse share split transactions Possibility for shareholders to buy and sell shares in order to obtain a number of shares without fractional rights until September 15th, 2023

September 15th, 2023	Closing of the Exchange Period

September 15th, 2023	Last trading day for the Existing Shares

September 18th, 2023	Listing of the New Shares

September 20th, 2023	Settlement-delivery of the New Shares

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About PHAXIAM Therapeutics

PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.

PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

Contacts

PHAXIAM Eric Soyer COO & CFO +33 4 78 74 44 38 investors@erytech.com	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor Relations Arthur Rouillé Media Relations +33 1 44 71 94 94 phaxiam@newcap.eu

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